June 17, 2019

Daniel Ginnetti
Chief Financial Officer
STERICYCLE INC
28161 North Keith Drive
Lake Forest, Illinois
60045

       Re: STERICYCLE INC
           Form 10-Q for the period ended March 31, 2019
           Filed on May 2, 2019
           File No. 001-37556

Dear Mr. Ginnetti:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2019

Liquidity and Capital Resources, page 40

1. In your response to comment 1 in your letter dated May 31, 2018, you indicated it was not reasonably likely at the time of filing your Form 10-K for the year ended December 31,
      2017 that you would potentially breach the Debt/EBITDA leverage covenant. You indicated you would continue to monitor your compliance with the amended senior credit facility and various note purchase agreements and, if necessary, provide the disclosures required by Section 501.13.c of the Financial Reporting Codification in future filings. On page 40 of your Form 10-Q for the period ended March 31, 2019, you disclose that it is reasonably likely you could exceed the Debt/EBITDA leverage threshold at some point in
      2019. We also note that you classified $125 million private placement notes within the long-term portion of total debt as of March 31, 2019 based on your ability and intent to use availability under the revolving credit facility to refinance the notes. If this facility
 Daniel Ginnetti
STERICYCLE INC
June 17, 2019
Page 2
         was not available and you had reflected these notes in the current portion of debt at March
         31, 2019, you would have reported negative working capital. We also note you already amended the facility in December 2018 in which the allowable consolidated leverage ratio was increased. Please provide expanded disclosure to address these specific points and provide investors with a detailed understanding of the following:
           the terms of the covenants, including the required and actual ratios/amounts for each period;
           the steps that you are taking to avoid the breach;
           the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration provisions); and any alternate sources of funding to pay off resulting obligations or replace funding.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or in his absence, Nudrat Salik at 202-551-3692 with any questions.



                                                              Sincerely,
FirstName LastNameDaniel Ginnetti
                                                              Division of
Corporation Finance
Comapany NameSTERICYCLE INC
                                                              Office of
Manufacturing and
June 17, 2019 Page 2                                          Construction
FirstName LastName